SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

September 27, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Mr. Evan S. Jacobson and Ms. Christina Chalk

Re:	FLIR Systems, Inc.
Schedule TO-T, filed September 3, 2010
Amendment No. 1 to Schedule TO-T, filed September 10, 2010
Amendment No. 2 to Schedule TO-T, filed September 17, 2010
Amendment No. 3 to Schedule TO-T, filed September 21, 2010
Amendment No. 4 to Schedule TO-T, filed September 23, 2010
Filed by FLIR Systems, Inc.

Ladies and Gentlemen:

On behalf of FLIR Systems, Inc. (“FLIR”), we transmit herewith (i) Amendment No. 5 (the “Schedule TO Amendment”) to the Tender Offer Statement of FLIR Systems, Inc. and Indicator Merger Sub, Inc. (the “Purchaser”) on Schedule TO-T originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 3, 2010 (the “Schedule TO”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 filed with the Commission on September 10, 2010, September 17, 2010, September 21, 2010 and September 23, 2010, respectively. In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated September 23, 2010 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with your comments presented in italics. We also are forwarding a copy of this letter via overnight courier, together with a copy of the Schedule TO Amendment showing the revisions made in response to the Staff’s comments.

Schedule TO-T

Exhibit 99(A)(1)(A): Offer to Purchase

Representations and Warranties, page 24

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U.S. Securities and Exchange Commission

September 27, 2010

1.	We note your response to prior comment 6. The first sentence of the revised paragraph states that the representations, warranties and covenants contained in the Merger Agreement were made “only” for purposes of such agreement. As such, we reissue prior comment 6.

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment.

2.	Please revise the second and third sentences of the revised paragraph to eliminate the suggestion that material changes in the representations and warranties may not have been disclosed.

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment.

Certain Conditions of the Offer, page 38

3.	We note your response to prior comment 10. The first sentence of the revised paragraph, as well as the general reference to Section 11 of the Offer to Purchase, which contains approximately fourteen pages of disclosure, suggest that you have not clearly disclosed the offer conditions in a manner that can be easily identified and understood by shareholders. Please revise.

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment.

4.	The first sentence of the revised paragraph states that the offer conditions may be waived by Parent and the Purchaser, in whole or in part, “at any time and from time to time, in their reasonable discretion.” Please revise this statement to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be exercised or waived as of expiration of the offer, as opposed to “at any time and from time to time.” That is, the triggering event must occur on or before expiration of the offer, and not after that time.

RESPONSE: FLIR has revised its disclosure in response to the Staff’s comment. Please see the Schedule TO Amendment.

5.	We disagree with your analysis provided in response to prior comment 11. You may structure an offer condition such that whether or not it has been “triggered” is judged only at expiration; if you do not do so, it seems that a triggering event occurring during the offer would result in the condition being implicated. In addition, if neither you nor

U.S. Securities and Exchange Commission

September 27, 2010

anyone else would be in possession of the facts necessary to determine whether an offer condition was triggered, then effectively no “trigger” would occur until these facts were known, at which time you would have an obligation to promptly inform target security holders of your plans. Please confirm your understanding.

RESPONSE: On behalf of FLIR, we confirm FLIR’s understanding of the Staff’s comment.

* * * * *

U.S. Securities and Exchange Commission

September 27, 2010

If you have any questions regarding the foregoing, the Schedule TO Amendment or the amended Schedule TO, please contact the undersigned at (312) 853-7785.

Very truly yours,

/s/ Larry A. Barden

Larry A. Barden

Enclosure

cc:	William W. Davis, FLIR Systems, Inc.

[FLIR Letterhead]

September 27, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Mr. Evan S. Jacobson and Ms. Christina Chalk

Ladies and Gentlemen:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 23, 2010, each of FLIR Systems, Inc. and Indicator Merger Sub, Inc. (together with FLIR Systems, Inc., the “Companies”) hereby acknowledges that:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FLIR SYSTEMS, INC.

By:	/s/ William W. Davis
William W. Davis
Senior Vice President, General Counsel & Secretary

INDICATOR MERGER SUB, INC.

By:	/s/ William W. Davis
William W. Davis
Secretary